Exhibit 3

Video Media

Fast Money: Halftime Report

CNBC

28 January 2014

David Faber: The stock is reacting positively to what you're calling for. Explain why what you want is going to work.

Don Drapkin: Well, let me make this very simple for you. And there are a lot of fine refinements, but basically Cliffs is being hurt by sea-going ore and it's not that kind of company.

The U.S. Company has Great Lakes iron ore, its protective long-term contracts. It has advantages in terms of transportation. If you take that business, spin it off from the other pieces of the company, turn it into an MLP, cut SG&A and put them more in line with other miners, and stop exploration, you can add a tremendous amount of value to the stock.

You’ll have a second company that has international iron ore which will fund the development of Bloom Lake, which has been an unmitigated disaster, which we estimate has about a $2 billion drag on the company. Double the dividend, MLP, as I say, there were refinements to that. But bottom line, you can get, you can see a $50 stock on a clear day. This is a no brainer. You've got a --

David Faber: That’s a popular phrase these days.

Don Drapkin: No, but you've got no entrenched management. You've got a chairman who was just made executive chairman in July. There’s no CEO – the COO, who may or may not be, seems to be a nice guy. He was just made it in October. The company just lacks the urgency to get this done. We're trying to light a fire. We've had very constructive discussions with them. And like I say, I just -- it's just there. It's as plain as the nose on your face.

Faber: Do you feel like you're going after them at a time of executive weakness? As a result of, you know, the changes that they're having in the boardroom are significant.

Drapkin: I would say quite the other way. All my life I’ve dealt with entrenched management. They've got Wachtell on their side, everybody knows what Marty thinks of hostile deals, and I was a [Joe Farm acolyte]. This isn't that. These are new guys. They're not responsible for the debacle caused by their predecessors. They don't own much stock and they can step up and be heroes. So this is a chance for them to snatch victory out of the jaws of defeat.

So this is not us going after an entrenched management and trying to shake things up at a time of weakness. It’s quite the reverse. We’re trying to stem the tide for them and help them make a lot of money.

Faber: To some extent, though, aren't they at the mercy of what the coal market will bear? It's not like their competitors are ringing the bell every day, is number one. And number two, it's 80% institutionally owned, the usual intransigent -Black Rock, State Street- they're not going to do anything for your cause. Are the other holders willing to get a little bit more active here or has there not been enough damage done yet?

Drapkin: Oh I think there’s been enough damage – the worst performer on the stock exchange last year, most highly shorted stock. My point is that two-thirds of their sales -and I think closer to 80% of their earnings- come from Great Lakes iron ore, which is subject to long-term contracts and transportation advantages. They are mistakenly lumped in with the China slowdown. That's number one. The stuff that they do have that is China slowdown and the development project that they spend $5 billion on can be lumped together. It’s probably worth something long-term, a lot of money long-term, but not immediately. I don't believe there’s a slowdown in iron. I'm not a macro guy but I don't believe that the slowdown in iron ore happens as quickly or as dramatically as necessary. But they're mostly protected.

Brian Sullivan: Are there any iron ore coal companies that you can think of that are in any kind of economic or risk-appetite position? Are there any players that are buying assets right now because all we ever hear about is spinning off, shedding assets. Who do you see as a likely strategic buyer?

Drapkin: I don't think there are. I mean, there's at the Bloom Lake Project, next door is Rio Tinto and they have a project that's struggling next door. Could they be a joint venture partner? I guess the answer is yes. Their Chinese partner at Bloom Lake, we don't know from the outside whether they would want to have a bigger role or a smaller role. If they finish Phase II with the money that they're generating in Australia, the project becomes worth a lot of money. Would somebody want to do an acquisition, they now would have a currency, as a spun-off company to do an acquisition. So to your point they may be able to buy some undervalued assets with some synergy. So the answer is you don't have to do that. You can create value by doubling the dividends, spinning off the company, creating a Master Limited Partnership. It's a no brainer.

Faber: But you do have to wonder, ok, if the commodity super cycle is over, right? If there are considerable concerns about China, and iron ore, and just iron ore in general and prices being vulnerable here forward. I mean you would admit that that is somewhat of a risk.

Drapkin: But they're very much protected because most of their stuff in the U.S. and in the company that we want to see spun off as a U.S. Company is in the Great Lakes. They don't pay for locks. They don't pay for a lot of transportation cost. They have some assets that add a couple more bucks a share of value that they can spin off. And they have long-term contracts. This isn't China.

Faber: When they say that they're going to continue -- and this is in their, I guess, official response to your letter-- that they're going to continue to review and consider ideas that may create additional value, do you look at that as a “go pound sand” kind of a response to you? Or does that sound like they're willing to be constructive and discuss things more with you?

Drapkin: I think they're willing to be constructive. And quite frankly, we're happy, if they have a different structure that creates the 50 bucks a share we're looking for, to consider it. I mean, we don't pretend to be Bernard Baruch or even Warren Buffett, but our plan works. They've got a better one? They'll support it. The beauty of our plan is that they are the masters of their own fate. They don't have to go out and look for a joint venture partner. They don't have to look for an acquirer. They can do the spin-off. They can do the MLP. They can double the dividend. They don't have to ask anybody's permission. So we like our plan that way. But we've had constructive discussions with them already. They don't bear the responsibility for their stock going from 100 to 20. So this is their chance to be heroes. They’re not entrenched. They don’t even have a CEO’s who’s entrenched yet – the COO whom I expect to be CEO has only been there since October. And he has a chance to focus mostly on the U.S. [inaudible]

Faber: Are you going to be supportive of him, the new CEO?

Drapkin: We’re just getting to know him. So far --

Faber: That's a hell of a hello. Welcome to the job.

Drapkin: No, we've met him. We like him. But we want them to feel a greater sense of urgency in getting something done now.

Print Media

02.12.2014

Cliffs CEO candidate would focus on U.S. market

By Allison Martell

(Reuters) - The executive that activist hedge fund Casablanca Capital would like to see lead Cliffs Natural Resources Inc would focus on supplying steelmakers in the United States, not selling into the competitive global iron ore market.

Lourenco Goncalves, whom Casablanca named as its preferred candidate for CEO on Wednesday, said in an interview that it is too early to say how he would "unlock" the value of Cliffs' international assets, but it could happen in several ways.

Last month Casablanca publicly urged Cliffs to spin off its international operations, form a master limited partnership from its U.S. assets, sell non-core assets and double its dividend, among other things.

Asked whether he would carry out Casablanca's proposals as chief executive, Goncalves said the fund's plan offers "good alternatives, but they are alternatives, they are possibilities." But like the fund, Goncalves sees a divide between Cliffs' U.S. assets and those in Canada and Australia.

"Cliffs is the 900 pound gorilla in that marketplace," he said of the United States. "I prefer to play to the strengths of the company."

Casablanca said on Wednesday it plans to put forward former Metals USA chief executive Goncalves as part of a majority slate of dissident board nominees. The fund owns about 5.2 percent of Cliffs, but it is not yet clear how much support it has among other investors.

Goncalves was particularly critical of Cliffs' Bloom Lake Mine in Quebec, once seen as a key growth project. He said he would never have bought the mine, calling the purchase a bad decision made as the market peaked.

After months of deliberation, Cliffs said on Tuesday it had decided to indefinitely suspend a planned expansion at Bloom Lake.

"If you are in a hole, and you are digging the hole, the very first move you should make is, stop digging," Goncalves said. "Yesterday they stopped digging. It doesn't mean that they are getting out of the hole."

Goncalves was also negative on the mothballed Black Thor chromite project in northwestern Ontario's Ring of Fire region, saying he would sell the project if possible.

Cliffs suspended the project indefinitely last year, citing an uncertain timeline and risks associated with developing infrastructure.

Cliffs was the biggest miner working in the mineral-rich Ring of Fire, which Canadian political leaders have said could spur an economic boom in northern Ontario, much as the tar sands have in northern Alberta.

02.12.2014

Face off: Cliffs and major shareholder in public debate over company’s future

By Ana Komnenic

Cliffs Natural Resources (NYSE:CLF), the US' biggest iron ore producer, announced Tuesday that 500 Canadians would lose their jobs as a result of the company's decision to idle its iron ore mine in Newfoundland and Labrador.

Now, the miner's negotiations with one of its major shareholders has turned ugly. In a statement issued Wednesday activist investment firm Casablanca Capital, which owns 5.2% of Cliffs, called Tuesday's move a "knee-jerk" reaction to its earlier call for change, referring to a letter Casablanca wrote to Cliffs last month.

Casablanca also said it was backing Lourenco Goncalves, former CEO of Metals USA, to step in as Cliffs' CEO – a position that's currently open. Goncalves has personally invested approximately $1 million in Cliffs shares.

The New York-based investment firm has also delivered a letter to the company declaring its intention to nominate a majority of directors for election to Cliffs' board at the 2014 annual meeting of shareholders.

"In spite of its public statements, Cliffs hasn't engaged us in any meaningful dialogue on the issues we've raised or provided a timetable for doing so," Donald Drapkin, chairman of Casablanca said in a statement.

This is the second time in less than two weeks that Casablanca has lashed out at Cliffs.

Late last month the firm published a lengthy public letter calling on Cliffs to spin off its international assets and to immediately double dividend payments.

With iron ore prices suffering due to weak Chinese demand and an oversupplied market, Casablanca believes the US-based miner needs to separate its domestic operations from its international ones.

Cliffs' US assets are, according to the investment firm, insulted from the Chinese slow down and other factors affecting global iron ore prices.

Casablanca's decision to try and reshuffle Cliffs' Board of Directors comes as a surprise considering that in its January letter the investment company wrote that it recognized that the current "management team and many Board members were not responsible" for the decisions that led Cliffs to being the S&P's third-words performing stock of 2013.

Cliffs reacted to Wednesday's statements with a much sterner tone than in January.

"Casablanca's overall proposal fails to provide a sustainable, long-term value enhancing alternative," Cliffs wrote.

"The Company is disappointed that Casablanca seems intent on waging a public campaign rather than continuing its private engagement with our Chairman and management to address our doubts and concerns."

Cliffs also stood firm on its intention to make Gary Halverson, the current chief operation officer, the company's CEO. Halverson previously headed Barrick Gold Corp's US operations and stood in as interim COO.

"The choice of Mr. Halverson as incoming CEO follows an exhaustive search by the Board … Following a comprehensive search, the Board determined that Mr. Halverson was the right leader given his deep international and large scale mining industry leadership experience," Cliffs wrote.

01.28.2014

Hedge Fund Casablanca Pushes for Breakup of Iron-Ore Miner

Investor Wants Cliffs Natural Resources to Split International and Domestic Operations

A hedge fund is pressing for a breakup at Cliffs Natural Resources Inc., CLF -0.26% the company with the worst-performing stock in the S&P 500 index over the past year.

New York hedge fund Casablanca Capital LP wants to see the iron-ore miner divide its international and domestic operations, according to a letter sent Monday to the Cleveland-based company's management that is expected to be disclosed in a securities filing Tuesday morning.

The letter, reviewed by The Wall Street Journal, says Casablanca has been building a position in Cliffs and now owns about 5.2% of the shares outstanding. The two sides have engaged in discussions for more than a month, the letter said.

In a statement, Cliffs called the conversations with Casablanca productive and said it is open to more talks. It added that it has made "significant changes to strengthen its board" and taken steps to improve its financial and operating performance.

"Cliffs will continue to evaluate the strategic fit and value creation potential of all the Company's assets as part of that process," the company said.

Cliffs shares are down about 46% over the past 12 months, versus a 19% rise in the S&P 500. They closed up 0.4% at $19.40 Monday.

With a market capitalization of about $3 billion, Cliffs is also the index's most shorted stock, according to data provider Markit.

Casablanca was started in 2010 by former mergers-and-acquisitions banker Donald Drapkin, along with Douglas Taylor, also a former M&A adviser.

Activists regularly push for corporate breakups. Casablanca executives contend that splitting up Cliffs' international and U.S. operations could help it reverse its fortunes, the letter said.

Concerns about falling demand for iron-ore in China and elsewhere have hurt many international miners. Many analysts have proclaimed the end of the so-called commodity supercycle, in which mining companies aggressively expanded in recent decades in response to rising prices but lately have retrenched amid slowing demand.

Benchmark iron ore prices are currently around $135 a ton, down 10% since a year ago, just as more production is coming online. That has pressured many mining stocks, and the biggest miners, including Rio Tinto PLC and BHP Billiton Ltd. BHP.AU +1.18% , have changed executives and written down billions in acquisitions.

"When most major mining companies have announced sharp revisions to their capital allocation and cost management policies, Cliffs' Board and management have, from our perspective, been slow to respond to the end of the commodities supercycle," said the letter to Cliffs' executive chairman, James Kirsch.

A Canadian mine Cliffs acquired in 2011 has cost billions and produced little so far, adding to concerns around Cliffs.

Cliffs has already undertaken some changes. Former Chairman and Chief Executive Joseph Carrabba retired in November, handing the reins to Mr. Kirsch. The company in October hired Gary Halverson, a former executive at gold miner Barrick Gold Corp. ABX.T -0.62% , as chief operating officer and said he would eventually take over as CEO. Several other executives have departed. The company has made cost-cuts a priority and slowed spending on projects, it has said.

The company is looking at options for the struggling Canadian mine, Bloom Lake, including joint-venture partners, the company has said. The company has reduced spending plans for the project.

The Casablanca letter said Cliffs' domestic operations are well placed to benefit from a resurgent U.S. auto and manufacturing industry. The U.S. business—in iron ore and coal—has long-term contracts with customers that provide investors with visibility, and steel demand in the U.S. has been rising.

To be sure, the U.S. business could also be vulnerable. "There's a lot of new iron ore production coming on in the next few years, in Minnesota for example, and no new [steel mills] being built" that use iron ore, says Charles Bradford, an analyst with Bradford Research Inc.

By spinning off the international operations, Cliffs could create a company that would be more volatile but have the growth potential that can lure some investors, the letter said. Casablanca feels the stock drop is an overreaction to the macroeconomic concerns, the people said.

Meanwhile, the U.S. operations, the letter said, could double the current dividend, slash costs, sell noncore assets, and form a master-limited partnership backed by Cliffs' assets.

All of those moves, the letter said, could boost Cliffs shares to a combined $53 a share.

In the first nine months of 2013, Cliffs' U.S. operations made up 61% of revenue and 76% of the company's gross margin.

01.28.2014

Hedge Fund Takes Aim At Crumbling Cliffs Natural Resources

The worst-performing stock in the S&P 500 over the last 12 months is the latest activist beachfront, with Cliffs Natural Resources drawing a challenge from hedge fund Casablanca Capital.

Casablanca, which revealed a 5.2% stake in the iron ore producer Tuesday, wants Cliffs to spin off its international operations and convert its domestic assets into a master limited partnership structure.

The hedge fund’s letter argues that the battered shares of Cliffs, which have plunged more than 45% over the last year while the S&P 500 has returned over 21%, could be worth more than double their current price if the company transforms itself.

According to Casablanca, Cliffs is “drowning in Bloom Lake,” an undeveloped project in Eastern Canada the company spent $4.9 billion to acquire in 2011 and has since spent $1.5 billion to sustain.

“Management has issued a continuous stream of negative revisions to the project’s budget, timeline, and expected operating margins, in what strikes us as an open-ended process of trial and error,” the hedge fund says.

That blunder, in Casablanca’s view, is holding back the successful portion of Cliffs, the low-risk U.S. iron ore business, and leading investors to treat the company “as a proxy short for the global iron ore price.” Cliffs should not be “sacrificing itself to the iron ore bears when it has other alternatives available,” the letter reads.

The second part of the firm’s prescription for Cliffs is the conversion of the remaining U.S. assets into an MLP, which would offer investors in energy-related MLPs a method of diversification. Casablanca says, Cliffs should “immediately double its dividend” from its current quarterly rate of 15 cents a share. The hedge fund figures that alone would imply a valuation of $23.00 per share, more than 18% above Monday’s $19.40 closing price. Shares did race higher on Casablanca’s filing and letter Tuesday morning, rising 14.3% to $22.23 in pre-market trading.

By spinning off the international business and converting the remainder into an MLP structure, along with a number of other cost-saving measures and divestitures, Casablanca figures the stock could be worth $53 a share, well over double current levels.

The hedge fund, which previously ran an activist campaign aimed at gaining board representation at Mentor Graphics in 2011, is run by investors Donald Drapkin, Douglas Taylor and Gregory Donat. At Mentor Graphics Casablanca ultimately withdrew its proposed director slate to support board changes pushed by fellow activist Carl Icahn.

01.28.2014

Casablanca Capital Urges Changes at Cliffs Natural Resources

By Michael J. De La Merced

The activist hedge fund Casablanca Capital disclosed on Tuesday that it had taken a 5.2 percent stake in the mining company Cliffs Natural Resources and urged it to spin off its international assets and make other changes.

In a publicly disclosed letter, Casablanca urged the company’s management to combine its Bloom Lake property in Canada with its Asian holdings to create what it called Cliffs International, then spin off that entity to existing shareholders.

The remaining Cliffs business should add its assets to a master limited partnership, a specialized corporate structure that pays no taxes and gives most of its profit to investors.

In addition, the company should cut costs and sell nonessential assets.

Should Cliffs take up those suggestions, Casablanca estimates that the company’s shares could rise to around $53 a share, more than double the miner’s current market value.

“By taking these steps, we believe Cliffs can highlight and enhance the unique strengths of its businesses and unlock significant shareholder value,” Casablanca wrote.

In its own statement, Cliffs said it “welcomes open communications with all of its shareholders” and added that it had already made some changes, including adding four new directors and a new chairman.

“Looking ahead, Cliffs expects to continue making progress on reducing costs, strengthening its balance sheet with cash flows from operations, and taking a disciplined approach to capital spending,” the company said.

Shares in Cliffs jumped more than 12 percent, to $21.84, in premarket trading on Tuesday.